TMC BONDS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
YEAR ENDED DECEMBER 31, 2018

Balance - beginning	$ -
Balance - ending	$ -

The accompanying notes are an integral part of these financial statements.